Exhibit 99.2

Argonautic Ventures Master SPC (“Argonautic”), for itself and on behalf of certain co-investors (collectively the “Investor Group”), who have or will invest in a to-be-established acquisition vehicle (the “Acquisition Vehicle”), is pleased to submit this preliminary non-binding proposal to acquire all outstanding shares of common stock (the “Shares”) of Benson Hill, Inc. (the “Company”) not currently owned by the Investor Group or their affiliates in a going-private transaction (the “Acquisition”). The Investor Group and their affiliates currently own approximately 16% of the outstanding shares of Common Stock the Company.

We believe that our proposal will provide a very attractive opportunity to the Company’s shareholders. The price per share offered represents a premium of approximately 35% to the closing price of the Company’s Shares on June 24, 2024 and the volume-weighted average closing price of the Company’s Shares during the last 10 trading days.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below. We are confident in our ability to consummate an Acquisition as outlined in this letter.

1. Buyer. The Investor Group intends to use the Acquisition Vehicle for the purpose of pursuing the Acquisition. The composition of the Investor Group may change. During the process and subject to the Board’s and or Special Committee’s appropriate oversight, we may decide to invite certain members of the senior management of the Company to roll over their shares in the Company to the Acquisition Vehicle. We do not currently have any agreement, arrangement or understanding with any member of the Company’s management with respect to the Acquisition.

2. Purchase Price. Our proposed consideration payable for the Shares to be acquired in the Acquisition will be US $0.2236 per share, in cash.

3. Financing. We intend to finance the Acquisition primarily with equity capital in the form of cash and/or rollover equity in the Company. We are confident that we can timely secure adequate financing to consummate the Acquisition, and we expect the Acquisition will not be subject to any financing condition.

4. Due Diligence. We will be in a position to commence our due diligence for the Acquisition immediately upon receiving access to the relevant materials, subject to any new or prior non-disclosure agreement with the Company, as appropriate.

5. Definitive Agreements. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) concurrently with our due diligence review. This proposal is subject to execution of the Definitive Agreements. These documents will include provisions typical for transactions of this type.

6. Confidentiality. The Investor Group has filed a Schedule 13D and will amend such to disclose this letter. We are sure you will agree with us that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We will not proceed with the proposed Acquisition unless it is approved by a special committee comprised entirely of independent directors (the “Special Committee”) , taking into account the advice of its independent advisors, formed by the board of directors (the “Board”) of the Company to evaluate and consider the proposed Acquisition. In addition, the Acquisition will be subject to a non-waivable condition requiring the approval by holders of a majority of the Shares not beneficially owned by the Investor Group.

8. Advisors. We have retained Polsinelli PC as our legal counsel in connection with this proposal and the Acquisition.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest with respect to the Acquisition and (i) does not constitute any binding offer, commitment, agreement or agreement to make a binding offer, commitment or agreement at any time in the future, (ii) does not contain all matters upon which agreement must be reached in order to consummate the Acquisition and (iii) does not create any binding rights or obligations in favor of any person. The parties will be bound only upon execution of mutually agreeable Definitive Agreements.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact Michael Kime at 314-422-3388. We look forward to speaking with you.

ARGONAUTIC VENTURES MASTER SPC

/s/ Rita Chiu
Rita Chiu, Manager

Agreed to and Accepted:

BENSON HILL, INC.

Deanie Elsner, Chief Executive Officer